SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 15, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan	In the U.S.
Dr. S.K. Chen	Chesha Gibbons
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Director of Investor Relations
+886-6-507-7712	+1-415-730-1307
s.k._chen@chipmos.com	chesha_gibbons@chipmos.com

David Pasquale
Global IR Partners
+1-914-337-8801
dpasquale@globalirpartners.com

ThaiLin ELECTS TO CONVERT NOTES INTO COMMON SHARES

Hsinchu, Taiwan, March 15, 2011 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) announced that ThaiLin Semiconductor Corp. (“ThaiLin”), a 42.9%-owned subsidiary of the Company’s majority owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) has elected to convert an aggregate of US$19 million in principal amount of the Company’s 10% and 8% Senior Convertible Bonds due 2014 (“Convertible Notes”) into an aggregate of approximately 4.5 million common shares of ChipMOS after giving effect to the Company’s 4 to 1 reverse stock split, at the adjusted conversion prices of US$6.0 per share and US$5.0 per share, respectively.

ThaiLin currently owns 7.2% of ChipMOS’ outstanding common shares and will become an approximately 20.1% shareholder post conversion. The shares issuable pursuant to the conversion will result in an increase of Company’s outstanding common shares from approximately 27.7 million to approximately 32.2 million shares on a post-reverse stock split basis. The details concerning ThaiLin’s acquisition of the Company’s Convertible Notes were announced in a press release issued by the Company on November 4, 2009.

The common shares issuable pursuant to the conversion have not been registered under the United States Securities Act 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements and compliance with applicable state securities laws. This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We welcome ThaiLin as a stable long-term anchor equity investor. The conversion is another endorsement of our positive growth prospects and positive encouragement to us in maintaining the momentum in our business operations.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http:www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.